Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Exhibit 99.1

Buenos Aires

May 11, 2018

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

I am writing to inform you that our subsidiary, Tarjeta Naranja S.A. (“Tarjeta Naranja”), was notified through resolution 0950/2018, dated May 11, 2018, that the definitive merger agreement between Tarjetas Cuyanas S.A. and Tarjeta Naranja, dated December 19, 2017, was registered in the Dirección General de Inspección de Personas Jurídicas of province of Córdoba.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com